

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2024

Lucy Rutishauser
Chief Financial Officer
Sinclair Broadcast Group, LLC
10706 Beaver Dam Road
Hunt Valley , MD 21030

      Re: Sinclair Broadcast Group, LLC
          Form 10-K for the fiscal year ended December 31, 2023
          Form 10-Q for the fiscal quarter ended March 31, 2024
          File No. 000-26076

Dear Lucy Rutishauser:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology